Exhibit 3.1

Amendment No. 1 to

Amended and Restated Bylaws

of Insignia Systems, Inc.

The Amended and Restated Bylaws of Insignia Systems, Inc. (the “Bylaws”) are hereby amended, effective December 5, 2014 to amend and restate Article III, Section 3.2 in its entirety:

“3.2                         Number, Term and Qualifications.  The Board of Directors consists of not less than two or more than eight directors, as may be designated by resolution of the Board of Directors from time to time.  Each director shall serve until a successor shall have been duly elected and qualified, unless the director shall retire, resign, die or be removed.”

All other provisions of the Bylaws shall remain in full force and effect.